EXHIBIT 99.1

Press Release dated July 31, 2013, Suncor Energy reports 2013 second quarter results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports 2013 second quarter results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Effective January 1, 2013, Suncor adopted new and amended accounting standards, described in the Other Items section of Suncor’s Management’s Discussion and Analysis dated July 31, 2013 (the MD&A).  Comparative figures presented in this news release pertaining to Suncor’s 2012 results have been restated in accordance with the respective transitional provisions of the new and amended standards. Production volumes are presented on a working-interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document (operating earnings, cash flow from operations, return on capital employed (ROCE) and Oil Sands cash operating costs) are not prescribed by Canadian generally accepted accounting principles (GAAP). References to Oil Sands operations exclude Suncor’s interest in Syncrude.

Calgary, Alberta (July 31, 2013) –  “Suncor’s integrated model enabled the company to generate solid cash flow from operations once again this quarter,” said Steve Williams, president and chief executive officer. “I am proud of our team’s success in safely completing a series of coordinated planned maintenance events across our operations and delivering a number of projects to increase both our takeaway capacity and market access. These activities have added strength and flexibility to our asset base, which leaves us well positioned for strong results going forward.”

•                  Operating earnings of $934 million ($0.62 per common share) and net earnings of $680 million ($0.45 per common share).

•                  Cash flow from operations of $2.250 billion ($1.49 per common share).

•                  Quarterly production of 276,600 barrels per day (bbls/d) in Oil Sands operations, reflecting the impacts of the Upgrader 1 turnaround and unplanned third-party outages in the quarter.

•                  Completion of maintenance events at Upgrader 1, Firebag and the Edmonton refinery, which were planned and executed to minimize the impact on Suncor’s integrated operations. The company has transitioned to a five-year upgrader turnaround cycle at Oil Sands and anticipates the next major turnaround to occur in 2016 at Upgrader 2.

•                  Excellent progress on increasing takeaway capacity out of the Fort McMurray region and securing market access to global prices for both current production and future growth.

Financial Results

Suncor Energy Inc. recorded second quarter 2013 operating earnings of $934 million ($0.62 per common share), compared to $1.249 billion ($0.80 per common share) for the second quarter of 2012. Operating earnings were impacted by planned maintenance events in Oil Sands and Refining and Marketing, and additional production constraints in Oil Sands due to unplanned third-party outages, including the precautionary shutdown of third-party pipelines in response to flooding in northern Alberta. Other factors include incremental operating costs associated with the company’s growing production

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assets, which were offset by an increase in price realizations across all crude baskets in Oil Sands due to narrowing price differentials on western Canadian crude oil.

Cash flow from operations was $2.250 billion ($1.49 per common share) for the second quarter of 2013, compared to $2.347 billion ($1.51 per common share) for the second quarter of 2012, and decreased primarily due to the same factors that impacted operating earnings, discussed above.

Net earnings were $680 million ($0.45 per common share) for the second quarter of 2013, compared with net earnings of $324 million ($0.21 per common share) for the second quarter of 2012, and were impacted by the same factors that affected operating earnings. Second quarter 2012 net earnings also included an after-tax impairment charge on the company’s Syrian assets of $694 million, partially offset by a smaller foreign exchange loss on the revaluation of U.S. dollar denominated debt in the second quarter of 2012. ROCE (excluding major projects in progress) for the twelve months ended June 30, 2013 was 8.1%, compared to 14.2% for the twelve months ended June 30, 2012. ROCE for the twelve months ended June 30, 2013 was reduced by 4.4% due to an after-tax impairment charge of $1.487 billion relating to the Voyageur upgrader project recorded in the fourth quarter of 2012, in addition to an after-tax charge of $127 million in the first quarter of 2013 as a result of not proceeding with the project.

Operating Results

Suncor’s total upstream production was 500,100 boe/d in the second quarter of 2013, compared to 542,400 boe/d in the second quarter of 2012.

Production volumes for Oil Sands operations averaged 276,600 bbls/d in the second quarter of 2013, compared to 309,200 bbls/d in the prior year quarter. Production was impacted by the seven-week planned turnaround at Upgrader 1 and unplanned third-party outages. Third-party outages reduced production in the quarter by approximately 36,000 bbls/d. A third-party cogeneration outage in early May resulted in a three-day outage of Upgrader 2 and a subsequent ramp-up period, which limited the production of Synthetic crude oil (SCO) and constrained diluent availability for blending with bitumen production until early June. In late June, a precautionary shutdown of third-party pipelines in response to flooding in northern Alberta further reduced production. Suncor worked to mitigate the impact using existing storage capacity and continuing to transport product on its proprietary pipeline.

“Following these events, production at our Oil Sands operations has been restored, and we are currently seeing strong performance,” said Williams. “Production levels today reflect reliability improvements from the Upgrader 1 turnaround and the progress we have made on increasing takeaway capacity, including the completion of hot bitumen infrastructure and securing additional storage and pipeline capacity to enable diluent imports.”

Consistent with the company’s expectations, cash operating costs per barrel for Oil Sands operations increased in the second quarter of 2013. The increase to $46.55 per barrel, compared to $39.00 per barrel in the second quarter of 2012, was due primarily to lower production volumes and an increase in total cash operating costs. Total cash operating costs increased over the prior year quarter due to incremental costs associated with larger operations, higher natural gas prices and higher maintenance activities in mining, partially offset by the net benefit of increased power sales and lower contract mining costs associated with reduced mining output.

Suncor’s share of Syncrude production increased to 32,800 bbls/d in the second quarter of 2013 from 28,600 bbls/d in the second quarter of 2012. The increase in production in the second quarter of 2013 was primarily due to a two-month planned maintenance event in the second quarter of 2012. The current quarter was impacted by unplanned boiler outages that required a shutdown of one of three cokers. Consequently, the decision was made to advance the eight-week planned maintenance event of the coker to early June from its scheduled time in the latter half of 2013.

The Exploration and Production segment contributed 190,700 boe/d of production in the second quarter of 2013, compared to 204,600 boe/d in the same period of 2012. The decrease in production was primarily due to lower production in Libya, partially offset by higher production at White Rose and Terra Nova due to planned off-station maintenance programs in the prior year quarter. Production in Libya returned to normal rates in July after a field was shut-in throughout the second quarter of 2013 to facilitate the establishment of field security. In late July, labour issues started to impact terminal operations that may reduce production and liftings in the third quarter of 2013. Suncor continues to monitor its production and exploration activity as the country continues to go through a difficult transition towards a more stable environment. Operating safely in Libya remains Suncor’s primary concern. During the quarter, a routine inspection of the Terra Nova facility indicated that one of nine mooring chains was damaged. Consequently, the company has extended the previously planned four-week maintenance event to 11 weeks in order to repair the mooring chain and perform preventive maintenance on the remaining eight chains. There will be no production from Terra Nova during this maintenance period, which is expected to commence in September.

In the company’s Refining and Marketing segment, total refinery crude throughput averaged 414,500 bbls/d during the second quarter of 2013, compared to 427,200 bbls/d in the second quarter of 2012, resulting in average refinery utilization of 90% and 94%, respectively. The decrease in refinery utilization was due primarily to lower utilization at the Edmonton refinery, partially offset by stronger utilizations across all other refineries. At the Edmonton refinery, the company completed a four-week planned maintenance event of the heavy sour crude train and unplanned maintenance of the main flare gas line. All maintenance at the Edmonton refinery was completed by the end of May.

Strategy Update

The company allocates its capital according to a clear set of priorities: ensuring sustainable and reliable operations, investing in profitable growth and delivering strong returns to shareholders through dividends and share repurchases. Suncor continued to deliver value to shareholders through $302 million in dividends ($0.20 per common share) and share repurchases of $294 million in the second quarter of 2013.

Investing in Integration and Market Access

Suncor’s integrated model has enabled the company to capture Brent-based pricing on the majority of its Oil Sands production through its refining operations. As Suncor’s upstream production continues to grow, enhancing integration within the company’s operations and securing market access are key to operational flexibility and maximizing profitability.

Suncor continues activities to increase market access into Canadian and United States coastal markets. The company expects to start shipping on the Keystone South pipeline by early 2014, which will transport heavy crude to the U.S. Gulf Coast. During the quarter, the company made substantial progress on projects to transport inland crudes to the company’s Montreal refinery by the end of 2013.

“With more than 600,000 bbls/d of existing and planned transportation capacity, we’re strategically positioned to capture global prices on both our current production and future growth,” said Williams. “We’re largely sheltered from market access challenges confronting our industry due to our integrated model, augmented by the transportation arrangements we’ve made and the infrastructure developments we’ve progressed. The result – we have considerable operational flexibility, which allows us to capitalize on market opportunities as they arise.”

Oil Sands Operations

Investing in reliable and sustainable operations remains a priority. During the quarter, the company completed its planned seven-week turnaround of Upgrader 1, which is expected to improve reliability and contribute to the company’s overall upgrader performance targets. The company also completed the 14-week planned maintenance of the Upgrader 1 hydrogen plant and hydrotreating units. A four- to five-week planned maintenance event of the Upgrader 2 vacuum tower is scheduled for the third quarter of 2013. The progress the company has made on operational excellence has allowed Suncor to transition to a five-year upgrader turnaround cycle, with the next major turnaround anticipated to occur in 2016 at Upgrader 2.

The company continues to advance projects that are focused on discrete growth through low-cost investments in optimizing existing assets, including debottlenecking projects across Oil Sands base and in situ assets, and expansions in In Situ. Collectively, these projects are expected to contribute approximately 100,000 bbls/d of incremental production over the next five years. One of the early projects is expected to increase the production capacity of the company’s MacKay River facility by approximately 20% over the next two years for a total capacity of 38,000 bbls/d. In further support of this strategy, the company continued to work towards a 2014 sanction decision of the MacKay River expansion project, which is expected to have a design capacity of approximately 20,000 bbls/d and first oil production in 2017.

Suncor made excellent progress on increasing takeaway capacity through the completion of hot bitumen infrastructure, including the insulated bitumen pipeline from Firebag to Suncor’s Athabasca terminal and the associated cooling and blending facilities. The company also secured pipeline and storage capacity to import up to 20,000 bbls/d of diluent. These assets were placed into service in July, enabling the continued ramp up of Firebag and the transportation of increased volumes of bitumen out of the Fort McMurray region. The completion of these assets has unlocked constrained production capacity, provided greater operating flexibility and is expected to optimize the company’s sales mix going forward.

Oil Sands Ventures

The company plans to present the Fort Hills project for a sanction decision to project co-owners in the fourth quarter of 2013. Capital expenditures in the second quarter of 2013 continued to focus on design engineering, site preparation and early activity related to long-lead items. Regarding the Joslyn mining area, Suncor and the project co-owners continue to focus on design engineering and regulatory work of the Joslyn mining area and plan to provide an update on the targeted timing for a sanction decision on the project when available.

Exploration and Production

On April 15, 2013, Suncor announced it had reached an agreement to sell a significant portion of its natural gas business in Western Canada for $1 billion, subject to closing adjustments on an economic basis, with an effective date of January 1, 2013. The transaction is expected to close during the third quarter of 2013 and is subject to closing conditions and regulatory approvals. The company expects to recognize a gain upon close of this transaction. Production from these assets was 43,000 boe/d in the second quarter of 2013, of which 90% was natural gas. Net earnings and cash flow from operations for the second quarter of 2013 from these assets was approximately $26 million and $33 million, respectively. Excluded from the sale are the majority of Suncor’s unconventional natural gas properties in the Kobes region of British Columbia and unconventional oil assets in the Wilson Creek area of central Alberta.

The Golden Eagle project reached a major milestone in the quarter with the installation of the wellhead jacket into the field location. Design completion was achieved for topsides and subsea facilities, and the project is on target to reach first oil in late 2014 or early 2015. Detailed engineering and construction of the gravity-based structure continued and topsides fabrication began for the Hebron project in the second quarter of 2013; the project is expected to achieve first oil in 2017. Detailed engineering and procurement activities continued for the Hibernia Southern Extension and the South White Rose Extension projects.

Operating Earnings Reconciliation(1)

	Three months ended June 30		Six months ended June 30
($ millions)	2013	2012	2013	2012
Net earnings as reported	680	324	1 774	1 770
Unrealized foreign exchange loss on U.S. dollar denominated long-term debt	254	143	400	15
Net impact of not proceeding with the Voyageur upgrader project(2)	—	—	127	—
Impairments and write-offs(3)	—	694	—	694
Impact of income tax rate adjustments on deferred income taxes(4)	—	88	—	88
Operating earnings	934	1 249	2 301	2 567

(1)                                Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures section of this news release.

(2)                                 Represents the expected cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site, and contract cancellations.

(3)                                 Reflects the impairment and write-off of assets in Syria.

(4)                                 Represents the elimination of the planned corporate income tax rate reduction in the Province of Ontario.

Corporate Guidance

Suncor has revised certain components of the corporate guidance that it previously issued on April 29, 2013. The key changes to the company’s corporate guidance include:

•                  The range for current income taxes has been adjusted to $1.800 billion – $2.100 billion from $1.500 billion – $1.700 billion primarily due to an increase in price realization assumptions for the second half of 2013.

•                  The outlook for capital expenditures has been lowered from $7.300 billion to $7.000 billion, due to project prioritization that resulted in the deferral of spending across all business segments and lower cost estimates resulting from scope optimization and capital discipline.

Capital Expenditures(1)(2)

	2013 Full Year Outlook April 29, 2013			2013 Full Year Outlook Revised July 31, 2013
($ millions)	Sustaining	Growth	Total	Sustaining	Growth	Total
Oil Sands	2 960	1 235	4 195	2 860	1 305	4 165

Oil Sands operations	2 540	570	3 110	2 470	535	3 005
Oil Sands Ventures	420	665	1 085	390	770	1 160
Exploration and Production	205	1 640	1 845	215	1 405	1 620
Refining and Marketing	670	60	730	700	150	850
Corporate, Energy Trading and Eliminations	155	375	530	95	270	365
	3 990	3 310	7 300	3 870	3 130	7 000

(1)                                Capital expenditures exclude capitalized interest of $350 million to $450 million.

(2)                                 For definitions of growth and sustaining capital expenditures, see the Capital Investment Update section of the MD&A. Capital expenditures attributed to Corporate includes a $100 million growth capital pool remaining to be allocated to the business units for spending at the discretion of management.

Certain outlook assumptions were also revised as set forth in the Advisories, Assumptions and Risk Factors section of this news release. Suncor’s 2013 complete corporate guidance is available at www.suncor.com/guidance.

Normal Course Issuer Bid

In order to align any future renewals of Suncor’s normal course issuer bids on the Toronto Stock Exchange (TSX) more closely to the release of Suncor’s quarterly results, the TSX today accepted a notice filed by Suncor of its intention to cancel its existing Normal Course Issuer Bid (the 2012 NCIB) effective as at the close of markets on August 2, 2013 and commence a new Normal Course Issuer Bid (the 2013 NCIB) through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that Suncor may purchase for cancellation up to approximately $1.8 billion worth of its common shares beginning August 5, 2013 (or if shares are purchased on the TSX, beginning on August 6, 2013 due to the statutory holiday) and ending August 4, 2014.

The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders.

Between July 29, 2012 and July 29, 2013, Suncor successfully completed the purchase of approximately $1.3 billion worth of its common shares (41,342,400), at a weighted average price of $31.67 per common share. As at July 29, 2013, Suncor had 1,501,033,171 common shares issued and outstanding. Pursuant to the 2013 NCIB, Suncor has agreed that it will not purchase more than 66,414,828 common shares, which is equal to approximately 4% of Suncor’s issued and outstanding common shares in the public float.

In connection with the 2013 NCIB, the TSX has also granted approval for Suncor to issue put options to a Canadian financial institution from time to time. Options issued in connection with the 2013 NCIB will entitle the purchaser, on the expiry date of the relevant options, to sell to Suncor a specified number of Suncor common shares for cancellation at a price agreed to on the date the options are issued. Suncor will receive a premium for each option issued. The exercise price payable by Suncor upon exercise of an option will not exceed the relevant market price of Suncor common shares on the day the option is issued and the amount of the premium received by Suncor for the option. The number of options issued, the exercise prices, expiration dates and premiums in respect of each option will be negotiated by Suncor and the financial institution, and will be subject to NCIB limits determined by the TSX. All options will expire on or before September 19, 2013. Suncor common shares subject to the put options must be purchased through the TSX and in accordance with TSX trading restrictions on purchases under the 2013 NCIB.

Subject to the ‘block purchase exemption’ that is available to Suncor for regular open market purchases under the 2013 NCIB, Suncor and the financial institution will limit daily purchases of Suncor common shares on the TSX in connection with the 2013 NCIB and related to the put options to no more than 25% (915,214) of the average daily trading volume of Suncor’s common shares on the TSX during any trading day.

In the future, Suncor may enter into an automatic share purchase plan in relation to purchases made in connection with the 2013 NCIB.

Advisories, Assumptions and Risk Factors

The Strategy Update and Corporate Guidance discussions above contain forward-looking information including the information identified in the Legal Advisory-Forward-Looking Information section of this news release.  Forward-looking information is subject to a number of risks and uncertainties, many of which are beyond Suncor’s control, including those outlined below and in the Forward-Looking Information section of the MD&A.

Suncor’s corporate guidance is based on the following commodity price assumptions: West Texas Intermediate crude oil at Cushing of US$93.00 per barrel (bbl); Brent, Sullom Voe of US$100.00/bbl; and Western Canadian Select at Hardisty of US$73.00/bbl. In addition, the guidance is based on the assumption of a natural gas price (AECO – C Spot) of Cdn$3.35/gigajoule and an exchange rate (US$/Cdn$) of $0.96. Assumptions for the Oil Sands and Syncrude 2013 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance for the remainder of 2013. Assumptions for the Exploration and Production 2013 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor’s 2013 corporate guidance include, but are not limited to:

•                  Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

•                  Availability of infrastructure. A number of new storage and distribution infrastructure projects are currently in progress or being placed into service, which the company expects will support growth at Oil Sands operations. The timing for the completion and successful integration of these projects into existing operations may impact production, some of which is out of the company’s direct control.

•                  Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance. Sweet synthetic crude oil production levels from Oil Sands are dependent on the successful operation of hydrogen plants and hydrotreating units. Bitumen production levels are dependent on the successful ramp up of Firebag Stage 4.

•                  Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets.

•                  Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events. The successful execution of maintenance and start-up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season.

•                  Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•                  Foreign operations. Suncor’s foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

Non-GAAP Financial Measures

Operating earnings and Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to GAAP measures respectively in the Consolidated Financial Information and the Segment Results and Analysis – Oil Sands section of the MD&A. Cash flow from operations and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A.

These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends, including: expectations and assumptions concerning the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and other information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expected”, “guidance”, “plans”, “outlook”, “continue”, “focus”, “could”, “potentially” and similar expressions.

Forward-looking statements in this news release include references to: the company’s expectation that recent labour issues impacting terminal operations may reduce production and liftings in Libya in the third quarter of 2013; the company’s plans to complete an 11-week maintenance event at Terra Nova which is expected to commence in September; the company’s plans to start shipping on the Keystone South pipeline by early 2014; the company’s plans to have more than 600,000 bbls/d of transportation capacity and that this capacity will allow the company to capture global prices on both current production and future growth; the seven-week planned turnaround of Upgrader 1 which occurred in the second quarter of 2013, which is expected to improve reliability and contribute to the company’s overall upgrader performance targets; the company’s plans to complete planned maintenance of the Upgrader 2 vacuum tower in the third quarter of 2013, which is expected to have a duration of four to five weeks; the company’s plans to complete the next major upgrader turnaround in 2016 at Upgrader 2; the company’s expectations that debottlenecking projects across Oil Sands base and in situ assets, and expansions in In Situ, will contribute approximately 100,000 bbls/d of incremental production over the next five years; the debottlenecking project at the MacKay River facilities is expected to increase production capacity by approximately 20% over the next two years for a total capacity of 38,000 bbls/d; the completion of hot bitumen infrastructure and the ability to import up to 20,000 bbls/d of diluent are expected to optimize the company’s sales mix going forward; the company’s plans to work towards a 2014 sanction decision of the MacKay River expansion project which the company expects will have a design capacity of approximately 20,000 bbls/d and first oil production in 2017; the company’s plans to present the Fort Hills project for a sanction decision to project co-owners in the fourth quarter of 2013; the company’s plans to provide an update on the targeted timing for a sanction decision for the Joslyn project when available; the company’s expectations that it will recognize a gain upon close of the transaction to sell a significant portion of its natural gas business; the expectation that the Golden Eagle project will achieve first oil in late 2014 or early 2015; and the plan for the Hebron project to achieve first oil in 2017.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Additional risks, uncertainties and other factors that could influence financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information systems by computer hackers or cyber terrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor’s control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

The MD&A and Suncor’s Annual Information Form/Form 40-F dated March 1, 2013, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory - BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

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